January 7, 2011
VIA EDGAR
Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-0404

Re:	Pall Corporation Form 10-K for the Fiscal Year Ended July 31, 2010 Filed September 28, 2010 Form DEF14A Filed November 10, 2010 File No. 1-04311
Dear Mr. Cash,
This letter confirms the conversation on January 6, 2011 between your colleague Kevin Stertzel and Francis Moschella, Corporate Controller of Pall Corporation (the “Company”), in which Mr. Moschella requested, and Mr. Stertzel agreed to grant the Company, additional time (until January 19, 2011) to respond to your letter (the “Comment Letter”), dated December 21, 2010, regarding the matter referenced above. The extension is being requested to allow the Company to receive certain information from a third party consultant and to engage in a thorough and sufficient internal review of the Company’s response to the Comment Letter. I am confirming that, in accordance with Mr. Stertzel’s discussion with Mr. Moschella, the Company will submit a response to the Comment Letter on or before January 19, 2011.
Please contact me at (516) 801-9808 with any questions you may have regarding this letter.
Sincerely,

/s/ LISA MCDERMOTT

Lisa McDermott
Chief Financial Officer and Treasurer